SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13In a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

INMODE LTD.

(Exact name of registrant as specified in its charter)

Tavor Building, Sha’ar Yokneam
P.O. Box 533
Yokneam 2069206 Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Results of Operations and Financial Condition

On May 2, 2024, InMode Ltd. (the “Company”) announced its first quarter 2024 financial results. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Appointment of New Chairman of the Board of Directors

On May 1, 2024, the Board of Directors (the “Board”) of the Company appointed Dr. Michael Anghel as the new Chairman of the Board commencing July 25, 2024. Mr. Moshe Mizrahy will continue to serve as Chairman until Dr. Anghel’s appointment is effective on July 25, 2024. Mr. Mizrahy will continue to serve as a director of the Board and Chief Executive Officer of the Company.

Share Repurchase Plan

On May 1, 2024, the Board authorized the repurchase of the Company’s outstanding ordinary shares, par value NIS 0.01 per ordinary share (“Ordinary Shares”), in accordance with the terms of Rule 10b-18 promulgated under the Securities Exchange Act of 1934, as amended, or pursuant to an accelerated share repurchase program. The Company’s Chief Executive Officer and Chief Financial Officer were authorized by the Board to cause the Company to repurchase, from time to time, on the open market or otherwise, Ordinary Shares in quantities, at such prices, in such manner and on such terms and conditions as determined to be in the best interests of the Company; provided; however, that the Ordinary Shares repurchased shall not exceed an aggregate volume of 8.37 million, to be repurchased by September 30, 2024 (the “Repurchase Plan”). The Board also authorized the engagement of one or more financial institutions as repurchase agents to implement the Repurchase Plan.

Legal Proceedings

From time to time, the Company may be subject to legal proceedings and claims in the ordinary course of business. On February 14, 2024, a purported shareholder of the Company filed a putative shareholder class action (the “Securities Class Action”) in the United States District Court for the Central District of California, captioned Cement Masons and Plasterers Local No. 502 Pension Fund v. InMode Ltd. et al., Case No. 2:24-cv-01219, against the Company and certain of its officers and directors. The lawsuit is purportedly brought on behalf of purchasers of the Company’s common stock between June 4, 2021 and October 12, 2023, inclusive. The complaint alleges claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 based on allegedly false or misleading statements related to the Company’s business, operations, sales practices and financial outlook. The lawsuit seeks unspecified damages and other relief. On April 16, 2024, multiple shareholders moved to be appointed lead plaintiff. The Court has not yet ruled on those motions. The Securities Class Action is in the preliminary stages, and the Company has not yet responded to the complaint. As of the date of this filing, the Company is unable to estimate a range of loss, if any, that could result were there to be an adverse final decision in the Securities Class Action, and an estimated liability has not been recorded in the Company’s financial statements. The defendants intend to deny the allegations of wrongdoing and vigorously defend against the claims in the Securities Class Action.

Following the filing of the Securities Class Action, in February 2024, another purported shareholder of the Company filed a discovery claim to the District Court of Nazareth, Israel (the “Discovery Claim”). The Discovery Claim seeks for the court to instruct the Company to provide the plaintiff with certain documents and information in its possession, in accordance with Section 198(a) to the Companies Law, as an initial step towards a potential derivative claim to be filed by the plaintiff, and is based on the allegations made against the Company and certain of its Executive Officers as part of the Securities Class Action. On April 30, 2024, following a joint motion filed by plaintiff and the Company, the court ruled to stay the proceedings in the Discovery Claim until final ruling in the Securities Class Action.

Re-Approval of Updated Compensation Policy

On May 1, 2024, the compensation committee and board of directors, respectively, of InMode Ltd. (the “Company”), acting in accordance with their authorities under the Israeli Companies Law, 5759-1999 (the “Companies Law”), re-considered and re-approved an updated compensation policy (the “Updated Compensation Policy”) for an additional three year period until the annual general meeting of the shareholders to be held in 2027. The terms of the Updated Compensation Policy were described in Proposal 2 of the Company's proxy statement dated February 13, 2024, for the April 1, 2024 annual general meeting of shareholders (the “Proxy Statement” and “Annual General Meeting”, respectively), which was attached as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”), furnished to the Securities and Exchange Commission (the “SEC”) on February 13, 2024 and available at the following link:

https://www.sec.gov/Archives/edgar/data/1742692/000117891324000492/exhibit_99-1.htm

The Updated Compensation Policy provides an increase to the annual base salary limits for executive officers and adds additional examples of customary benefits which may be granted to executive officers, to align them with the practice of other companies in the market. The Updated Compensation further expands the compensation recovery (“clawback“) provisions to also cover clawback of performance-based equity compensation, and clarifies that the compensation recovery provisions included in the Compensation Policy does not derogate from any other “Clawback” or similar provisions regarding recovery of compensation and/or disgorging of profits, imposed on executive officers by virtue of applicable securities laws and/or Nasdaq rules and standards and/or any separate contractual obligation, or from any other separate policy of the company concerning compensation recovery. Lastly, the Updated Compensation Policy further provides updated factual statistical information with respect to the ratio between employment cost associated with the engagement of the executive officers and directors and the average and median employer cost associated with the engagement of the other employees of the InMode Group, and includes additional editing, technical and immaterial changes.

As previously reported by the Company in its Form 6-K furnished to the SEC on April 4, 2024, the Updated Compensation Policy was not approved pursuant to Proposal 2 at the Annual General Meeting. In re-considering and re-approving the Updated Compensation Policy, the Company’s compensation committee and the board of directors acknowledged that the requisite majority of the Company’s shareholders for the approval of Proposal 2 had not been achieved at the Annual General Meeting. The committee and the board nevertheless re-evaluated the Updated Compensation Policy and determined that its adoption is in keeping with the best interests of the Company, includes several changes required in order to comply with the Nasdaq Listing Rules, will provide the Company's executive officers with a market competitive compensation packages and will allow the Company to hire, retain and motivate leading candidates to serve as executive officer and will strengthen the retention and motivation of executive officers in the long-term.

To that end, the Company’s compensation committee and the board of directors reached a decision to approve the Updated Compensation Policy, despite not being approved by the shareholders as part of the Annual General Meeting, based on the following reasons:

1.
The Companies Law allows the compensation committee and the board of directors to provide the final decision concerning compensation of executive officers, and authorizes such organs to approve the compensation policy for Company's executive officers even in circumstances were it was not approved by the general meeting of the shareholders of the Company, since said organs are the appropriate professional functions for making final decisions concerning the Company's best interests.

2.
The Updated Compensation Policy only sets the cap for executive officers compensation, while the actual engagement terms of each executive officer are subject to the approval of the appropriate corporate organs according to the Companies Law.

3.
Other than the increase to the annual base salary limits for executive officers, the Updated Compensation Policy includes no change to the main terms of the original Compensation Policy, which was previously approved by the General Meeting of the Shareholders of the Company during April 2020.

4.
Several updates made in the Updated Compensation Policy, compared to the originally adopted Compensation Policy, are immaterial and are only structural and of a technical nature. This includes the updates made in the following provisions of the Updated Compensation Policy: 1, 3, 4, 8, 9.2, 10.2, as well as updating references throughout the entire Updated Compensation Policy, which are all designed to provide more coherence and accuracy to the Compensation Policy.

5.
Section 5 to the Updated Compensation Policy only provides an updated factual data concerning the ratio between employment cost associated with the engagement of the executive officers and directors and the average and median employer cost associated with the engagement of the other employees of the InMode group, which is required to be updated given the fact a period of 5 years has lapsed since the previous data referred to therein and which are not up to date, and the significant changes the InMode Group went through during these 5 years in which it transitioned from a private company to a global leader public company, including the significant increase in employees headcount from less than 200 employees in Q4 2018 to 581 in Q4 2023, and in annual revenues from approximately US $100M in 2018 to approximately US $500M in 2023.

6.
Section 7.1 to the Updated Compensation Policy provides additional examples of customary benefits which may be granted to executive officers, to align them with the practice of other companies in the market.

7.
The provisions concerning Clawback, which were moved from Section 11.2 to Section 12, provides certain updates to the current clawback provisions to also cover performance-based equity compensation, and clarifies that the compensation recovery provisions included in the Updated Compensation Policy does not derogate from any other “Clawback” or similar provisions regarding recovery of compensation and/or disgorging of profits, imposed on executive officers by virtue of applicable securities laws and/or Nasdaq rules and standards and/or any separate contractual obligation, or from any other separate policy of the Company concerning compensation recovery. Such change was made according to the recommendation of the Company's legal counsels, in order to comply with the new Clawback Listing Standards adopted by the SEC in June 2023, and provides the Company with a better position to recover erroneously awarded compensation.

8.
The updates made in Section 6.2 to the Updated Compensation Policy, provides an increase of 50% to the maximum annual base salary which may be granted to Executive Officers. The compensation committee and board of directors believe that such an increase promotes the Company's objectives, business plan and long-term policy, and creates appropriate incentive for the Company's executive officers in the competitive market in the industry in which the Company operates, while also taking into account the Company's size and nature of operations, and will put the Company in a better position to hire, retain and motivate leading candidates to serve as executive officers. Such update takes into account the compensation of the existing executive officers as well as potential future candidates, while maintaining reasonable and proportional compensation which provides an appropriate balance between the interests of the shareholders from one side and an appropriate compensation of executive officers from the other side. Such change is also required due to the fact that certain existing executive officers are already provided with compensation packages which are very close to the maximum limits set by the original Compensation Policy, and not making said change may therefore significantly limit the Company's ability to continue and retain such executive officers in the short and long term if not changed. The Company must be committed to provide appropriate and competitive salary rates to its executive officers, to prevent talented and professional executive officers from frequently leaving the Company, as well as to prevent the significant resources, costs and management attention which may be required for identifying and recruiting of suitable candidates. Therefore, in the view of the compensation committee and board of directors, allowing a sufficient additional amount for compensating executive officers is crucial and vital to the operations of the Company.

9.
The Updated Compensation Policy maintains the appropriate balance between the different compensation components – fixed and variable, short term vs. long term components, in accordance with the position of the executive officer.

10.
The Updated Compensation Policy is in the best interests of the Company and corresponds to the Company's general strategy in a manner which appropriately reflects the practice in the industry in which the Company operates and the Company's financial position, and will assist the Company in promoting its business plans, objectives and long-term policy.

Consequently, consistent with their authorities under the Companies Law, the compensation committee and board of directors re-approved the Updated Compensation Policy.

Exhibit No.	Description of Exhibit
99.1	Press Release dated May 2, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InMode Ltd.

By: /s/ Moshe Mizrahy
Moshe Mizrahy
Chief Executive Officer
May 2, 2024